                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 30 April, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	30 April 2009

AIB Files Annual Report of AIB UK 1 LP

Allied Irish Banks, p.l.c.("AIB") [NYSE:AIB] filed its Annual Financial Report of AIB UK 1 LP for the year ended 31 December 2008 with the UK Financial Service Authority today, 30 April 2009.

This report is available on the Investor Relations section of the Company's website at  www.aibgroup.com .

- Ends-

For further information please contact:

Tiana Peck

Head of Legal Services and Company Secretary,

AIB Group, (UK) plc

Bankcentre Britian

Belmont Road

Uxbridge

Middlesex

UB8 1SA

United Kingdom

Tel: 0044 778 522 5492

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  30 April, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.